☰ Scottish and Southern Energy plc

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

03037149

21 October 2003

SUPPL

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

RECEIVED NOV 0 3 2003 WASH. D.C.

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 19 June 2003 to date.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Anne Sutherland
Company Secretarial Assistant

dlw 11/7

Scottish Hydro-Electric SOUTHERN ELECTRIC SWALEC S+S Delivering your electricity

List of Announcements

Date	Headline	Number
19-Jun-03	Annual Report and Accounts	
25-Jun-03	Directors Shareholding	7426M
26-Jun-03	Directors Declaration	8463M
1-Jul-03	Director Shareholding	0004N
3-Jul-03	Director Shareholding	1084N
24-Jul-03	AGM Statement	
28-Jul-03	Director Declaration	0090O
31-Jul-03	Holding(s) in Company	2181O
1-Aug-03	Director Shareholding	2473O
29-Aug-03	Director Shareholding	1743P
29-Aug-03	Director Shareholding	2036P
19-Sep-03	Blocklisting Interim Review	9817P
25-Sep-03	Termination of Discussions	1882Q
26-Sep-03	Directorate Change	2368Q
1-Oct-03	Director Shareholding	4292Q
6-Oct-03	Acquisition	5439Q
15-Oct-03	Director Shareholding	9559Q
16-Oct-03	Additional Listing	9881Q

Full Text Announcement

Company	Scottish & Southern Energy PLC	Scottish and Southern Energy plc
TIDM	SSE	
Headline	Additional Listing	
Released	14:37 16 Oct 2003	
Number	9881Q	

Application for Admission of Securities to Trading

The Company has applied to the UK Listing Authority for Admission of Securities to the Official List and to the London Stock Exchange for Admission of Securities to Trading of 750,000 ordinary shares of 50p each in the Company. This issue is with respect to a block listing of shares, which will be allocated to employees as and when required on the exercise of their SAYE Sharesave Options.

END

Full Text Announcement

Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	17:18 15 Oct 2003
Number	9559Q

Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following changes in the interests of Gregor Alexander and David Sigsworth in the Company's ordinary 50p shares following an announcement to the Company on 14 October 2003 by the PEP Manager, The Bank of New York. The acquisitions were following the reinvestment of dividends on 29 September 2003, pursuant to a regular standing order instruction.

Director	Number of Shares
Gregor Alexander	25
David Sigsworth	344

Also on 14 October 2003 Gregor Alexander received 676 shares in the Company following the exercise of a 3-year Savings Related Share Option Scheme. The options were granted in July 2000 at a price of £4.58 per share.

The interests of Gregor Alexander and David Sigsworth following the above transactions were as follows:

Director	Number of Shares purchased	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Gregor Alexander	701	0.00008%	7,768	0.001%
David Sigsworth	344	0.00004%	50,010	0.006%

END

Company website

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Acquisition
Released	07:00 6 Oct 2003
Number	5439Q

Scottish and Southern Energy plc

Scottish and Southern Energy plc

FOR IMMEDIATE USE
Ref: NR-3299a
6 October 2003

SCOTTISH AND SOUTHERN ENERGY
ACQUISITION OF MEDWAY POWER LTD

Scottish and Southern Energy plc ("SSE") has today agreed to acquire the equity interests of AES Medway Electric Ltd ("AES") and EDF Energy (South East Generation Ltd) ("EDF Energy") in Medway Power Ltd ("Medway") for a total consideration of £89.8m in cash. In addition, SSE has assumed net debt in Medway of £140.9m. The acquisition is expected to complete by early November.

SSE already owns 37.5% of the equity interests in Medway and will, therefore, become the sole owner of the business, which comprises a 700MW combined cycle gas turbine (CCGT) power station on the Isle of Grain in Kent.

SSE will also acquire AES Medway Operations ("AESMO"), a wholly-owned subsidiary of AES, which operates and maintains the power station, for a consideration of £11.7m in cash and will have full responsibility for the management and operation of Medway.

In addition, SSE will acquire the economic benefit from having a 100% interest in Medway's power purchase agreement with EDF Energy. Under the existing ownership, the output from Medway has first been offered equally to SSE and EDF Energy, under contracts due to run until 2011. These power purchase contracts are currently 'in-the-money' for Medway and 'out-of-the-money' for the purchasers of the power.

Within the total value of the transaction, SSE attributes a value of around £260/kW to these contracts, based on 100% ownership of Medway, and estimates that the cost of acquiring the actual

power station is equivalent to around £160/kW.

Following the acquisition, SSE will provide a similar amount of power as at present to EDF Energy, at similar prices, but the power may be provided from any part of SSE's generation portfolio. Overall, therefore, SSE will be able to meet its generation requirements more flexibly and will have a greater ability to deploy Medway, as a wholly-owned asset within its wider generation portfolio, in the balancing mechanism under the New Electricity Trading Arrangements (NETA).

The power station is modern with commercial operation starting in 1996. Its reliability is supported by a long-term commercial services agreement for major turbine maintenance signed with GE in 2002. The acquisition means that the capacity of SSE's wholly-owned power stations and SSE's share of power station joint ventures is now almost 5,500MW. This comprises gas-fired and renewable generation. The acquisition is expected to be earnings enhancing, pre and post goodwill, in the first year.

Ian Marchant, Chief Executive of SSE, said: "Electricity generation in the UK is changing dramatically. There are concerns that the UK will not have enough generation capacity to meet peak demand in future years. The growth in renewables, which we all expect to see, will need to be backed up by efficient, flexible gas-fired power stations.

I am, therefore, pleased to have completed this acquisition, which enables us to add another modern, flexible and efficient power station to our group of generation assets. It will also enable us to secure significant operational and financial synergies and optimise maintenance agreements. We will be able to deploy fully our enlarged generation portfolio within NETA and take advantage of its flexibility to perform with maximum effectiveness within the electricity balancing market."

- ENDS -

Additional information:

1. As at 31 December 2002 the net assets of Medway were £45.5m. Its turnover in the year to 31 December 2002 was £146.1m and it achieved a profit before tax of £19.4m.

2. As at 31 December 2002 the net assets of AESMO were £1.2m. Its turnover in the year to 31 December 2002 was £5.3m and it achieved a profit before tax of £2.4m.

3. Scottish and Southern Energy plc is a UK owned energy utility with over five million energy customers. It is one of the largest operators of electricity networks in the UK and has the most modern efficient generation of the major UK electricity generators. It is the largest generator from renewable sources in the UK. The company's headquarters are in Perth and it employs over 9,000 staff.

Full Text Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	16:43 1 Oct 2003
Number	4292Q

Scottish and Southern Energy plc

The Company was notified on 30 September 2003 by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan, that 35,124 ordinary shares in the Company were purchased and allocated to employees on 30 September 2003 at a price of £6.13.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The Company has also been advised of a dividend re-investment by Mr. I Marchant's PEP Manager of 25 shares at a price of £6.13.

The interests of Executive directors of the Company were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of Shares in issue following notification
Colin Hood	25	0.000003%	19,137	0.002%
Ian Marchant	50	0.000003%	53,988	0.006%
David Sigsworth	25	0.000003%	49,666	0.006%
Alistair Phillips-Davis	25	0.000003%	9,147	0.001%
Gregor Alexander	25	0.000003%	7,067	0.001%

END

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Directorate Change
Released	13:38 26 Sep 2003
Number	2368Q

Scottish and Southern Energy plc

REIREMENT OF DIRECTOR

Ian Grant CBE, Deputy Chairman, will retire from the Board of Scottish and Southern Energy plc (SSE) on 31 October 2003. He joined the Board of Scottish Hydro-Electric in May 1992, and became Deputy Chairman of SSE in November 2000.

Dr Bruce Farmer CBE, Chairman, said:

"I would like to pay the highest possible tribute to Ian Grant for his distinguished contribution to, first, Scottish Hydro-Electric and then the merged SSE. Ian has been a very influential figure within the business over many years and his contribution will be greatly missed."

END

Full Text Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Termination of Discussions
Released	15:35 25 Sep 2003
Number	1882Q

Scottish and Southern Energy plc

TERMINATION OF DISCUSSIONS WITH AVON ENERGY BONDHOLDERS

On 22 May 2003, Scottish and Southern Energy plc ("SSE") announced it had agreed terms with Aquila, Inc. and FirstEnergy Corp ("the shareholders") for the purchase of Aquila Sterling Ltd ("ASL"), which owns Midlands Electricity plc and other businesses, subject to holders of three outstanding Avon Energy Partners Holdings bonds ("the bondholders") agreeing to accept a cash payment in consideration for the bonds which would be the equivalent of 86 pence in the pound/cents in the dollar.

SSE stated then that if the bondholders did not accept the proposed cash payment, it would not proceed with the acquisition. It has now become apparent, following discussions with representatives of the ad hoc committee representing bondholders, that the proposed cash payment to them will not be accepted. As a result, SSE and the shareholders have ended discussions with the committee and have begun steps to terminate the sale and purchase agreement

Ian Marchant, Chief Executive of SSE, said:

"We believe that the enterprise value we offered for Midlands Electricity was fair, based on months of careful discussion and due diligence. But discipline remains our watchword and we are not prepared to jeopardise shareholder value by paying more.

There remain major opportunities in the UK energy market and the future development of SSE will continue to be based on the delivery of solid, sustainable performance in our established operations of generation, supply, power systems and their related businesses.

We have recently grown our energy supply business to more than five million customers and we are also investing £1 billion in renewable generation, electricity networks and gas storage. We remain focused on delivering shareholder value from these activities."

For further information please contact:

Scottish and Southern Energy plc

Alan Young – Director of Corporate Communications +44 (0)870 900 0410

Denis Kerby – Investor Relations Manager +44 (0)870 900 0410

Financial Dynamics

Andrew Dowler +44 (0)20 7831 3113

END

Full Text Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Blocklisting Interim Review
Released	15:54 19 Sep 2003
Number	9817P

Scottish and Southern Energy plc

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

SAYE Sharesave Option

3. Period of return:

From 1 March 2003 To 31 August 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,100,916

5. Number of shares issued / allotted under scheme during period:

746,449

6. Balance under scheme not yet issued / allotted at end of period

354,467

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

500,000 shares listed on 27 May 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

858,185,750

Contact for queries

Name	Ailsa Gray
Address	Ailsa.gray@scottish-southern.co.uk
Telephone	01738 455152

Person making the return

Name	Vincent Donnelly
Position	Company Secretary
Signature	

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 1 March 2003 To 31 August 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

525,127

5. Number of shares issued / allotted under scheme during period:

334,500

6. Balance under scheme not yet issued / allotted at end of period

190,627

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 on 27 May 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

858,185,750

Contact for queries

Name	Ailsa Gray
Address	Ailsa.gray@scottish-southern.co.uk
Telephone	01738 455152

Person making the return

Name	Vincent Donnelly
Position	Company Secretary
Signature	

END

Allotments 1 March 2003 - 31 August 2003

Date	Executive		HE Trustees	
	Alloted	Balance	Alloted	Balance
		25,127		100,916
7 March	1,500	23,627	6,924	93,992
14 March	0	23,627	0	93,992
21 March	3,500	20,127	5,566	88,426
28 March	6,000	14,127	0	88,426
3 April	2,500	11,627	1,361	87,065
11 April	1,500	10,127	0	87,065
22 April	4,000	6,127	9,051	78,014
25 April	1,500	4,627	0	78,014
2 May	1,000	3,627	0	78,014
9 May	1,000	2,627	0	78,014
16 May	1,500	1,127	372	77,642
23 May	0	1,127	0	77,642
30 May	1,000	127	0	77,642
Block Listing	250,000	250,127	500,000	577,642
6 June	1,000	249,127	0	577,642
13 June	500	248,627	0	577,642
19 June	500	248,127	0	577,642
30 June	2,000	246,127	3,703	573,939
4 July	8,000	238,127	0	573,939
11 July	500	237,627	1,993	571,946
18 July	1,500	236,127	0	571,946
25 July	1,000	235,127	4,001	567,945
1 August	0	235,127	0	567,945
8 August	0	235,127	0	567,945
15 August	0	235,127	0	567,945
22 August	39,500	195,627	2,433	565,512
29 August	5,000	190,627	211,045	354,467
	334,500		746,449	

Full Text Announcement

Company Scottish & Southern Energy PLC
TIDM SSE
Headline Director Shareholding
Released 17:24 29 Aug 2003
Number 2036P

Scottish and Southern Energy plc

Notification of Directors' Interests

On 29 August 2003 the Company was notified by the Trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Plan") that there were the following changes in directors' interests in the Company's ordinary shares ("the Shares") arising out of the operation of the Plan.

Awards of Shares under the Plan can be unconditionally released to participants following the third anniversary of grant ("the Maturity Date").

The following executive directors elected to call for the Shares set out below. On 29 August 2003, sufficient Shares were sold at £6.36 in order to discharge income tax and National Insurance contribution liabilities arising on their release from the Deferred Bonus Plan Trust ("the Trust").

Executive director	Shares released from the Trust	Shares sold at £6.36 to satisfy the tax liability	Shares remaining
Ian Marchant	10,000	4,154	5,846
Colin Hood	9,906	4,115	5,791
Alistair Phillips-Davies	1,540	640	900
Gregor Alexander	1,291	536	755

The Trustees have transferred the Shares to satisfy these entitlements out of the Trust.

As a result of the transactions referred to above the Trust holds a total of 450,134 Shares representing 0.05% of the Company's issued share capital and the executive directors are interested in the following Shares:

Executive director	Total holding following this notification	Total holding as a percentage of shares in issue
Ian Marchant	53,938	0.006%
Colin Hood	19,112	0.002%
Alistair Phillips-Davies	9,122	0.001%
Gregor Alexander	7,042	0.001%

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Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	12:11 29 Aug 2003
Number	1743P

The Company was notified on 29 August 2003 by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan, that 34,813 ordinary shares in the Company were purchased and allocated to employees on 29 August 2003 at a price of £6.36.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	25	0.000003%	13,321	0.0016%
Ian Marchant	25	0.000003%	48,092	0.0056%
David Sigsworth	25	0.000003%	49,641	0.0058%
Alistair Phillips-Davies	25	0.000003%	8,222	0.001%
Gregor Alexander	25	0.000003%	6,287	0.0007%

END

Full Text Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	13:08 1 Aug 2003
Number	2473O

Scottish and Southern Energy plc

The Company was notified on 31 July 2003 by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan, that 35,688 ordinary shares in the Company were purchased on 31 July 2003 at a price of £6.18. These shares were allocated to participants of the plan at a price of £ 6.22.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	25	0.000003%	13,296	0.0015%
Ian Marchant	25	0.000003%	48,067	0.0056%
David Sigsworth	25	0.000003%	49,616	0.0058%
Alistair Phillips-Davies	25	0.000003%	8,197	0.0010%
Gregor Alexander	25	0.000003%	6,262	0.0007%

END

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	17:09 31 Jul 2003
Number	2181O

Scottish and Southern Energy plc

31 July 2003

Scottish and Southern Energy plc

Companies Act 1985 (as amended)
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended), Scottish and Southern Energy plc ("SSE") has been informed that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital as detailed below:

Registered Holder	Holding	%	
Prudential plc	**31,791,805**	**3.69**	**Total Notifiable Interest**
M&G (LOMBARD ST) NOMS PPE	24,003		
MAGIM HSBC GIS NOM(UK) SALI	70,492		
MGIM A/C DBL A/C FBFT	88,591		
MGIM A/C JPM A/C RU	5,486,974		
PRUCLT HSBC GIS NOM(UK) PAC AC	24,707,336		
PRUCLT HSBC GIS NOM(UK) PPL AC	1,063,277		
PRUCLT HSBC GIS NOM(UK) SAL AC	7,514		
ROY NOMINEES 578079	68,371		
ROY NOMS LTD 578052	39,330		
ROY NOMS LTD 578141	77,030		
ROY NOMS LTD 578192	158,887		
The Prudential Assurance Company Limited	**25,848,619**	**3.00**	
MAGIM HSBC GIS NOM(UK) SALI	70,492		
PRUCLT HSBC GIS NOM(UK) PAC AC	24,707,336		
PRUCLT HSBC GIS NOM(UK) PPL AC	1,063,277		
PRUCLT HSBC GIS NOM(UK) SAL AC	7,514		

Percentage holdings are calculated using an issued share capital of 859,331,703 ORD GBP0.50

Full Text Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Declaration
Released	08:00 28 Jul 2003
Number	0090O

Scottish and Southern Energy plc

Following the appointment of Susan Rice to the Board as non-Executive Director with effect from 24 July 2003, the Company notifies that Susan Rice has a beneficial interest in 2,000 ordinary shares in the Company. She is a director of Lloyds TSB Scotland plc.

There are no details that require to be disclosed in relation to paragraph 16.4(b) of the Financial Services Authority Listing Rules.

On 25 July 2003 Gregor Alexander was granted 1,700 Sharesave Share Options at an option price of £5.62 per share pursuant to the Company's all-employee savings-related share option scheme. The options are exercisable from 1 October 2008 to 31 March 2009.

END

9450N
24/7/03

ew Announcement

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nouncement Details

ompany	Headline	Embargo	Last Update	Add Dist	Replaces
:ottish & Southern Energy PLC	AGM Statement		16:04 24 Jul 03		

ll Announcement Text

AGM OF SCOTTISH AND SOUTHERN ENERGY PLC

e Annual General Meeting of Scottish and Southern Energy plc took place in Perth earlier today. All 14 Resolutions, detailed in the Notice of Meeting, ere passed by shareholders.

D

status list

Full Text Announcement

Company Scottish & Southern Energy PLC
TIDM SSE
Headline Director Shareholding
Released 09:00 3 Jul 2003
Number 1084N

Scottish and Southern Energy plc

The Company announces the purchase of 191,000 ordinary shares of 50p each in the Company at an average price of £6.2553 per share on 2 July 2003 by Bedell and Cristin Trust Company Limited ("the Trust") as Trustee of the Scottish and Southern Energy Deferred Bonus Plan ("the Plan").

The performance-related awards under the Plan were granted on 2 July 2003 to senior managers including the Executive Directors and will (subject to the rules of the Plan) be satisfied after 3 years using shares held by the Trust.

The share awards for the Executive Directors were as follows:

Ian Marchant 30,560

Colin Hood 19,100

Alistair Phillips-Davies 15,280

David Sigsworth 18,336

Gregor Alexander 12,224

The Plan is designed to contribute to increasing shareholder return and motivation of senior management over the longer term. Awards to participants in the Plan are dependent on the performance by individuals and by the Company. Participants are granted awards equivalent to their actual short-term bonus. As stated in the Annual Report and Accounts 2003, the value of the award is adjusted by reference to three factors: the company's relative performance in terms of Total Shareholder Return over a three-year period; safety (which is externally verified and compared to other energy companies) and relative performance in terms of customer complaints as recorded by the independent regulatory body, energywatch.

Each Executive Director will only receive from the Trust the number of shares to which they are entitled under their award. For Companies Act purposes, the Executive Directors are technically regarded as having an interest in all those shares held by the Trust.

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	10:38 1 Jul 2003
Number	0004N

Scottish and Southern Energy plc

The Company was notified on 30 June 2003 by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan, that 34,905 ordinary shares in the Company were purchased on 30 June 2003 at a price of £ 6.31. These shares were allocated to participants of the plan at a price of £ 6.26.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	25	0.000003%	13,271	0.0015%
Ian Marchant	25	0.000003%	48,042	0.0056%
David Sigsworth	25	0.000003%	49,591	0.0058%
Alistair Phillips-Davies	25	0.000003%	8,172	0.0010%
Gregor Alexander	25	0.000003%	6,237	0.0007%

END

Full Text Announcement

Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Declaration
Released	16:42 26 Jun 2003
Number	8463M

Following the appointment of Sir Robert Smith to the Board as non-Executive Director with effect from 26 June 2003, the Company notifies that Sir Robert Smith has a beneficial interest in 7,600 ordinary shares in the Company. He is a director of the Weir Group plc and Aegon plc, and was a director of Bank of Scotland until 30 June 2000, MFI Furniture Group plc until 18 May 2000 and Stakis plc until 19 April 1999.

There are no details that require to be disclosed in relation to paragraph 16.4(b) of the Financial Services Authority Listing Rules.

Following the appointment of Mr René Médori to the Board as non-Executive Director with effect from 26 June 2003, the Company notifies that Mr Médori is also a director of BOC plc. There are no details that require to be disclosed in relation to paragraph 16.4(b) of the Financial Services Authority Listing Rules.

END

Full Text Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	09:09 25 Jun 2003
Number	7426M

Scottish and Southern Energy plc

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Ian Marchant

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ian Marchant

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Announcement by PEP manager of the reinvestment of dividend, pursuant to a regular standing order instruction, into a Single Company PEP.

7. Number of shares / amount of stock acquired

9

8. Percentage of issued class

0.000001%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.545

13. Date of transaction

26 March 2003

14. Date company informed

24 June 2003

15. Total holding following this notification

48,017

16. Total percentage holding of issued class following this notification

0.0056%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Ailsa Gray 01738 455152

25. Name and signature of authorised company official responsible for making this notification

Vincent Donnelly

Date of Notification

25 June 2003

END

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Announcement Details

Company	Headline	Embargo	Last Update
Scottish & Southern Energy PLC	Annual Report and Accounts		09.40 19 Jun 03

Full Announcement Text

Scottish and Southern Energy plc – Annual Report and Accounts for the year ended 31 Mar

A copy of the above document has been submitted to the UKLA, and will shortly be available for i UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

(The viewing facility is open from 9am to 5.30pm every weekday except bank holidays).

The document is also available for viewing on the Company's website:

www.scottish-southern.co.uk

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